UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Evogene Ltd., or Evogene, today announces that its subsidiary, Casterra AG Ltd., or Casterra, received an additional purchase order valued at approximately $440,000 from an existing customer. A copy of the press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K.

This Report of Foreign Private Issuer on Form 6-K, excluding the statements of Casterra’s CEO, is incorporated by reference into the registration statements on Form F-3 (File No. 333-277565) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Casterra Announces an Additional Purchase Order to Supply Castor Seeds to a New African Country

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2024	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad —————————————— Yaron Eldad Chief Financial Officer